Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Jesse Lynn, Assistant General Counsel                                                                                                                                                                                                    Direct Dial: (212) 702-4331
                                                                                                                            Email: jlynn@sfire.com

April 4, 2012

CONFIDENTIAL TREATMENT REQUESTED

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Michele Anderson, Chief
                    Mr. Daniel F. Duchovny, Special Counsel

Re:   CVR Energy, Inc.
         Amended Schedule TO-T filed March 9, 2012 by IEP Energy LLC et. al.
         File No. 005-83522

         Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn Partners LP et. al.
         Filed on March 14 and 19, 2012
         File No. 001-33492

Dear Ms. Anderson and Mr. Duchovny:

Set forth below, on behalf of IEP Energy LLC, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the “Icahn Entities”), are responses to the comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 22, 2012.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities. Capitalized terms have the same meaning as used in the Offer to Purchase, dated February 23, 2012.

Offer to Purchase

General

1.
We reissue prior comment 1 from our March 13, 2012 comment letter. Please provide us further analysis for why you believe your offer complies with the requirements of Item 1004(a)(1)(ii) of Regulation M-A. In particular, please address (i) the unlimited upside potential of your right as structured, (ii) the uncertainty associated with whether any additional amount payable, and (iii) the uncertainty with respect to the fees and expenses to be deducted from any amount payable.

The Icahn Entities continue to believe that they have fulfilled the obligations required by Item 1004(a)(1)(ii) of Regulation M-A to disclose the “type and amount” of consideration offered. We believe our disclosure is clear and forthright and that security holders have sufficient information about the CCP to make an informed investment decision. The amount of the consideration, with respect to the CCP, offered to security holders pursuant to the terms of the Offer is one CCP (i.e., an enforceable contractual right) for each Share tendered in the Offer. As described in the Offer to Purchase, the CCP is intended to provide security holders with upside protection should we sell the Company for more than $30 per share. We address below the various issues we have been discussing with the Staff:

(i)	The unlimited upside potential of the CCP as structured

Item 1004(a)(1)(ii) does not require a cap nor does it specifically require a dollar amount. We believe that limiting the upside potential by providing for an artificial cap is unnecessary and in fact would be detrimental to security holders in that, should the cap be exceeded, all further upside would accrue only to the Icahn Entities.

With respect to a dollar amount, other forms of consideration, such as a security in a privately-held entity, could likewise be used as consideration in a tender offer and, under Rule 1004(a)(1)(ii) may not be readily expressed in a dollar amount. We believe that the requirement to disclose “type and amount” is not a mandate that tender offers only provide cash or securities with an active trading market as consideration. Rather, the rule requires only that the “type” and “amount” of consideration be accurately disclosed to investors to allow them to choose if they wish to accept the offer. For example, we believe common stock of a newly formed entity with no trading history could be used as tender consideration, as long as the common stock is identified and described and the number of shares of such common stock to be received per tendered share is specified. Similarly, physical goods could be used (Apple iPads, for example) so long as they are described and the number to be provided per tendered share are identified.

The contingent payment right fits squarely into this “in-kind” payment idea. The contingent payment right is described in (and attached to) our Offer to Purchase and the number of such rights (one) for each share tendered and accepted is clearly stated. Like any property, the contingent payment right is, as a legal matter, a “bundle of rights” which in this case are set out in the agreement for the contingent payment right. It is that bundle of rights that is the “kind” of consideration offered (a contract right) and the “amount” is one such right per CVR Energy share accepted in the tender offer.

We believe that there is sufficient information in the marketplace for security holders to determine a reasonable range of prices for which the company may be sold. The Company is a public reporting company and will continue to report after the consummation of the Offer. Since the additional payment would be based on a real event (i.e., selling the Company within the provisions of the CCP) we believe that a reasonable security holder understands that there are natural, market-based limitations to what the Company can be sold for. Therefore, while there is no stated dollar cap in the Offer, the upside is not in fact unlimited and we believe a reasonable security holder understands as much.

Further, we believe that in light of the specific facts and circumstance of our Offer, the use of a contingent payment right in this regard will not lead to abusive practices. The contingent payment right in our Offer is based on an objective event with realistic, market-based limitations on the potential upside.

(ii)	The uncertainty associated with whether any additional amount will be payable

Our disclosure, as revised in response to previous Staff comments, makes clear that security holders may not receive any additional cash under the CCP if the Company is not sold pursuant to the terms of the CCP. Our disclosure expresses the CCP as only a contingent payment and the CCP is not held out to be the most significant portion of the consideration.

(iii)	The uncertainty with respect to the fees and expenses to be deducted from any amount payable

We will revise our disclosure to make clear what was intended – i.e., that fees and expenses to be deducted would only be reasonable and customary fees and expenses payable to third parties and in no event would any fees and expenses be paid to Icahn affiliates. Specifically, we will file an amendment to our Schedule TO reflecting the deletion of the existing parenthetical in question – “(less fees and expenses)” – and the replacement of such language with the following: “(less reasonable and customary out of pocket fees and expenses paid to third party service providers unaffiliated with the Offeror, such as investment bankers, lawyers, accountants and similar professionals, in connection with the sale of the Company, and in no event will any such fees or expenses be paid to the Offeror or its affiliates)”.

Soliciting Materials filed March 14, 2012

2.
Refer to the press release issued on March 14, 2012. You stated that “our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested.” Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the foregoing disclosure.

The Icahn Entities respectfully provide the following support for the statement referenced below.

Statement: “our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested.”

This conclusion was derived from our investments of 29 activist positions (defined as situations in which Icahn companies sought board seats or otherwise advocated for change) since 2004 (the year of inception of the Icahn Partners group of investment funds) in which the target companies had a market value of under $20 billion when we first invested. There was no cherry picking (in fact, 9 of these positions resulted in net losses). The names of the companies are: [REDACTED – Confidential material has been filed separately with the Commission]. Our statement in our disclosure is based on the aggregate increase in market value for all shareholders in these companies between the date of our first purchase and the date of our first sale (or, in the case of positions we have not yet sold, March 12, 2012).

Soliciting Materials filed March 19, 2012

3.
Refer to the press release issued on March 19, 2012. You stated that (i) “CVR has made a great deal of profit in the last few years, but it was not, in my opinion, because of management skill, but because of the remarkable rise of the spread between the price of WTI and Brent crude oil. The spread is due to the tremendous increase in shale production of WTI crude leading to an oversupply in Cushing, Oklahoma, near where CVR has its refineries. The spread has allowed CVR refineries to pay low prices for crude while continuing to receive attractive prices for its gasoline and distillate production,” (ii) “CVR Energy acquired Gary-Williams Energy Corp… for $592 million, including working capital, in December 2011 – priced right at the top of the market. Many investors with whom we have spoken agree with our view that CVR overpaid substantially for this asset,” and (iii) “I believe the new board will be able to find a purchaser for the company as I have for many companies in the past.” Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the foregoing disclosure.

The Icahn Entities respectfully provide the following support for the statements referenced below.

(i) Statement:    “CVR has made a great deal of profit in the last few years, but it was not, in my opinion, because of management skill, but because of the remarkable rise of the spread between the price of WTI and Brent crude oil. The spread is due to the tremendous increase in shale production of WTI crude leading to an oversupply in Cushing, Oklahoma, near where CVR has its refineries. The spread has allowed CVR refineries to pay low prices for crude while continuing to receive attractive prices for its gasoline and distillate production,”

Support: The differential between WTI and Brent averaged $0.80 in 2010 and $16.79 in 2011 (per Bloomberg). The Company’s Coffeyville refinery purchased approximately 30 million barrels of light crude oil in 2011. Therefore, the $16 per barrel increase in the WTI-Brent differential translated into approximately $480 million of annualized cost advantages compared to a refinery buying crude that is indexed to Brent. We do not attribute this cost advantage to management’s skill, since they have no impact on the WTI-Brent differential.

(ii) Statement:   “CVR Energy acquired Gary-Williams Energy Corp… for $592 million, including working capital, in December 2011 – priced right at the top of the market. Many investors with whom we have spoken agree with our view that CVR overpaid substantially for this asset,”

Support: CVR announced its purchase of Gary-Williams Energy Corp. on November 2, 2011. On that date, the WTI-Brent differential was $17.57. The differential then dropped to as low as $9.16 on December 5, significantly impacting the refinery’s crude cost advantage. Public market valuations of refineries located in the Midcontinent were impacted accordingly. CVR’s stock price was at $25.47 on November 2, 2011 and fell to as low as $17.00 on November 25th. The stocks of other peers also fell in this timeframe. For example, HollyFrontier’s stock fell from $31.58 on November 2nd to a low of $21.74 on November 25th. Western Refining’s stock fell from $16.21 on November 2nd to a low of $11.20 on November 25th. Given the foregoing, we believe that CVR’s acquisition was priced at the top of the market, and as stated in our release, we have spoken with a number of investors who agree.

(iii) Statement:   “I believe the new board will be able to find a purchaser for the company as I have for many companies in the past.”

Support: Given the strong current performance of CVR’s business, we believe that a well executed sale process would enable the new board to find a purchaser for the company. We have been involved in numerous past situations where buyers have emerged after we have urged for a sale. Examples include Fairmont Hotels and Resorts, BEA Systems, MedImmune, Imclone Systems, and Genzyme, among others. As we have stated in previous soliciting materials, the Icahn Entities firmly believe that an open and fair auction process often brings forth bidders who might not otherwise become involved in a hostile situation.

Each Icahn Entity acknowledges that:

•	such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, General Counsel, at (212) 702-4380.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn